NEWS RELEASE

INTEROIL TO PRESENT AT ENERCOM OIL & SERVICES
CONFERENCETM VII IN SAN FRANCISCO

February 16, 2009-- InterOil Corporation (IOC:US NYSE Alternext) (IOC:POMSoX) announced today that Mr. Phil Mulacek, Chief Executive Officer of InterOil, will present at the Oil & Services Conference hosted by ENERCOM Inc., on Thursday, February 19, 2009 at 10:30 AM Pacific Standard Time.  The conference will be held at the City Club of San Francisco, CA on Wednesday and Thursday, February 18-19, 2009.

Presentation slides at the conference will be posted on Interoil’s website: www.interoil.com prior to the conference.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea on a site adjacent to InterOil’s refinery close to Port Moresby.

InterOil’s common shares trade on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600